UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice Regarding Application for Delisting of Shares from the London Stock Exchange

Tokyo, April 24, 2006 — Mitsubishi UFJ Financial Group, Inc. (President & CEO; Nobuo Kuroyanagi) (the “Company”) hereby announces that the Company resolved at the meeting of its Board of Directors held today to apply for the delisting of its common shares from the Official List of the UK Listing Authority and cancellation of trading on the London Stock Exchange (the “LSE”) .

PARTICULARS

1. Reasons for the Delisting

The Company has decided to apply to delist its common shares from the LSE because trading volume of its shares on the LSE is relatively small. The Company does not anticipate that such delisting will adversely affect its shareholders or other investors.

2. Stock Exchanges Where the Company Will Remain Listed

Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, and the New York Stock Exchange.

3. Planned Date of Delisting Application

The delisting application will be filed with the UK Listing Authority by the end of April 2006.

4. Delisting Schedule

It is currently expected that delisting from the LSE will be completed by mid-June 2006.

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651